UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark one)

[X]          ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ]         TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                   to

Commission file number: 333-83724

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan

800 Scudders Mill Road

Plainsboro, New Jersey 08536

B.         Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S

Novo Alle

2880 Bagsvaerd

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2024 and 2023

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the “Plan”). A Post-Effective Amendment on Form S-8 was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the “US Plan”) in October 2017 which amended the Form S-8 originally filed to cover both the Plan and the US Plan. The Form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan. The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor’s Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Pension Benefits
December 31, 2024 and 2023
(Unaudited)

	2024	2023
Assets
Investments, at fair value
Mutual funds	$3,113,400	$2,685,352
Common collective trusts	2,031,629	1,522,817
Common stock – Novo Nordisk A/S	3,068,926	3,636,489
Money market funds	115,653	371,700
	8,329,608	8,216,358

Dividend withholding tax receivable	49,500	36,054

Contributions receivable
Employer	10,531	11,826
Participant	-	-
	10,531	11,826

Total assets	8,389,639	8,264,238

Net assets available for pension benefits	$8,389,639	$8,264,238

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Pension Benefits
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$(194,850)	$1,810,177
Dividends from Novo Nordisk A/S common stock	49,798	35,507
Other dividends	100,383	71,833
Interest	9,009	15,906
	(35,660)	1,933,423

Contributions
Employer	82,473	88,977
Participant	81,456	79,623
	163,929	168,600

Deductions
Benefits paid to participants	146	-
Administrative expenses	2,722	2,022
	2,868	2,022

Net increase	125,401	2,100,001

Net assets available for benefits, beginning of year	8,264,238	6,164,237

Net assets available for benefits, end of year	$8,389,639	$8,264,238

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 1 -          Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor’s Regulation 29 CFR 2520.104-46. Novo Nordisk Inc. (“NNI” or the “Company”) sponsors and maintains the Plan, as originally effective July 1, 2006, and as most recently amended and restated January 1, 2020. Furthermore, NNI, the Plan’s sponsor,  is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S (“NNAS”) which is the ultimate parent company in Denmark. The Plan is written to comply with the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”), and the qualified plan rules of the Puerto Rico Internal Revenue Code of 2011, as amended (the “Code”), and the regulations promulgated thereunder by the Puerto Rico Treasury Department (“PR-Treasury”).

The Plan covers NNI employees working in Puerto Rico, except for employees covered by a collective bargaining agreement (unless the agreement specifically provides for participation in the Plan), interns, non-residents of Puerto Rico that do not render services primarily in Puerto Rico, temporary employees (unless they complete 1,000 hours of service), leased employees, and employees on long-term or short-term assignments from Novo Nordisk A/S or its Danish subsidiaries covered under the staff pension of NNAS, or foreign transferees from affiliates on temporary assignments who remain covered by a foreign pension plan. In addition, independent contractors, freelance workers, seasonal or contingent workers or individuals performing services for an employer through a third-party agency are not eligible to participate in the Plan.

Administrator, Trustee and Custodian

NNI is the Plan’s administrator and under the terms of the Plan, NNI has delegated its administrative duties to the Retirement Committee appointed by the Board of Directors of NNI. The Retirement Committee oversees the Plan’s administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan, and the separate Novo Nordisk Inc. 401(k) Savings Plan (the “US Plan”) both offer stock of NNAS whose shares of American Depository Receipts (“ADR’s”) are publicly traded on the New York Stock Exchange, as an investment option.

Participant Contributions

Participants may contribute up to the $15,000 Puerto Rico annual limit on a before-tax basis in 2024 and 2023.  In addition, participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. Participants age 50 or older may elect to make catch-up contributions to the Plan. The maximum catch-up contribution is $1,500. In no event may the participants’ before-tax and after-tax contributions exceed the statutory limitations.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 1 -          Description of Plan (continued)

Participant Contributions (continued)

All employees are immediately eligible to enroll in the Plan and begin making before-tax contributions and/or after-tax contributions.

Company Pension Contributions

The Company can make three different types of retirement contributions: basic, matching and discretionary. The Company makes basic retirement contributions which represent 8% of participants’ eligible annual compensation as determined under the Plan, on a payroll by payroll basis. The Company makes matching contributions in cash for all eligible participants equal to 50% of employees’ before-tax contributions up to 2% of compensation, if the eligible participants are contributing at least 2% of their eligible annual compensation. The Company may also contribute an additional discretionary contribution equal to 1% of employees’ eligible annual compensation which may be made after the end of each plan year, for participants employed on each December 31 or who die, become disabled, or retire after reaching normal retirement age during the plan year.

Participant Accounts

Participant pension accounts are credited with their contributions including earnings, and allocations of Company contributions and related earnings. An allocation of administrative expenses incurred and paid by the Plan is charged to participant pension accounts. Expense allocations are based on participant earnings or account balances, as defined. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Pension Benefits and Forfeitures

Participants are 100% vested in pension contributions plus earnings thereon. Vesting in the employer’s basic, matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested Company basic, matching, and discretionary pension contributions may be used to reduce future Company contributions, to pay Plan expenses or to reinstate account balances for rehired employees in accordance with the terms of the Plan. During the years ended December 31, 2024 and 2023, no forfeitures were used to offset contributions. The total amounts of forfeitures used to offset Plan expenses for recordkeeping and other fees during 2024 and 2023 were $0.

Forfeited non-vested Company basic, matching, and discretionary contributions available at December 31, 2024 and 2023 were $0.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 1 -          Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 as determined in accordance with the Plan. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by 50% of the participants’ vested accounts. As of December 31, 2024, and 2023, there were no outstanding loans.  Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Pension Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Administrative Expenses:

The Plan’s administrative expenses, such as bookkeeping, and legal fees, as well as other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and/ or the Company.

Note 2 -          Summary of Significant Accounting Policies

Basis of Accounting

The Plans financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value, the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in value of investments includes the Plan's gains and losses on investments bought, sold, and held during the year.

Payment of Pension Benefits

Pension benefits are recorded when paid.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 3 -          Fair Value Measurements

FASB’s Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820), established a framework for measuring fair value. The framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following describe the valuation methods used for investment assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at NAV, which approximates fair value.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 3 -          Fair Value Measurements (continued)

Common/collective trust funds – Valued at the NAV of units of a bank collective trust.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The preceding methods described produces a fair value calculation that is appropriate and consistent with other market participants but may not be indicative of net realizable value or reflective of future fair values. The uses of different valuation methods and assumptions could result in a different fair value measurement for certain financial instruments at the reporting date. There have been no changes in the methodologies used for December 31, 2024 and 2023.

The following table presents the Plan’s investment assets measured at fair value as of December 31, 2024:

December 31, 2024:	Level 1	Total

Mutual funds	$3,113,400	$3,113,400
Common stock	3,068,926	3,068,926
Money market funds	115,653	115,653

Total investment assets in the fair value hierarchy	6,297,979	6,297,979

Investments measured at net asset value[1]	-	2,031,629

Total investment assets at fair value	$6,297,979	$8,329,608

December 31, 2023:	Level 1	Total

Mutual funds	$2,685,352	$2,685,352
Common stock	3,636,489	3,636,489
Money market funds	371,700	371,700

Total investment assets in the fair value hierarchy	6,693,541	6,693,541

Investments measured at net asset value[1]	-	1,522,817

Total investment assets at fair value	$6,693,541	$8,216,358

1. In accordance with FASB ASC 820-10, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for pension benefits.

The Plan did not have any investments in Level 2 or 3 as of December 31, 2024 and 2023.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 3 -          Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

Net Asset Value per Share

The following table summarizes pension investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2024 and 2023, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2024:
Common/Collective Trust Funds[1]	$2,031,629	None	Immediate	None	5 days – 12 months

As of December 31, 2023:
Common/Collective Trust Funds[1]	$1,522,817	None	Immediate	None	5 days – 12 months

Redemption Restrictions

Certain mutual funds impose a trading policy including the right to restrict purchasing back into the funds for 28 days or 30 days. The restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders’ rights to redeem shares of the mutual funds.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 4 -          Income Tax Status

The Plan, as amended and restated effective as of January 1, 2020, received a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the “Hacienda”) dated May 26, 2021, replacing the prior favorable determination letter dated June 8, 2016, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the Code enacted on January 31, 2011, and therefore, was exempt from local income tax. The Plan has been amended and restated since receiving the tax determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the Code and, therefore, is exempt from local income taxes under the provisions of the Code.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan’s financial statements as of December 31, 2024 and 2023. The Plan is subject to routine audits by taxing authorities. There are currently no plan years under examination by taxing authorities.

Commencing with the Plan’s 2016 year, the Danish Tax Authority (“SKAT”) changed its process for organizations exempt from withholding taxes to apply for a refund. Entities are now required to pay withholding taxes at the time dividends are received and subsequently apply for a refund and under the new procedure additional information needs to be provided to SKAT with the refund application. The Plan sponsor determined that all withholding tax receivables are collectible.

During the years ended December 31, 2024 and 2023, Novo Nordisk A/S paid $13,446 and $9,587 of withholding taxes to SKAT for dividends declared relating to Novo Nordisk A/S shares held by the Plan. The Plan has recorded a dividend withholding tax receivable of $49,500 and $36,054 as of December 31, 2024 and 2023, respectively.

The 2019 to 2024 refunds were outstanding as of December 31, 2024.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Notes to Financial Statements (Unaudited)

December 31, 2024 and 2023

Note 5 -          Related Party and Party-in-Interest Transactions

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2024, and 2023, the fair value of investments in Novo Nordisk A/S common stock was $3,068,926 and $3,636,489 respectively.

Certain Plan investments are managed by Charles Schwab Trust Company (“Charles Schwab”), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Charles Schwab for Plan expenses amounted to $539 and $557 for the years ended December 31, 2024 and 2023, respectively. Additional advisory and managed service fees paid by the Plan amounted to $2,183 and $1,465 for the years ended December 31, 2024 and 2023, respectively. Schwab Retirement Plan Services is the recordkeeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Note 6 -          Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Company stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ account balances and the amounts reported in the statement of net assets available for pension benefits and the statement of changes in net assets available for pension benefits. Volatility in the financial markets may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments reported at December 31, 2024 and 2023 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 7 -          Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Note 8 -          Plan Termination

Although no intention to do so has been expressed, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants’ accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

NOVO NORDISK PUERTO RICO 401(k) PLAN

Plan #002

Employer ID #06-1061602

Schedule of Assets (Held at End of Year) (Unaudited)

December 31, 2024

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Value
	Columbia Dividend Income Inst	Mutual fund	**	$270,738
	Delaware Small Cap Val I	Mutual fund	**	163,357
	Europacific Growth R5E	Mutual fund	**	188,533
	Franklin U.S. Govt Securities Adv	Mutual fund	**	233,284
	Vanguard Midcap Index Instl Plus	Mutual fund	**	238,549
	Vanguard Smcap Index Inst	Mutual fund	**	186,424
	Vanguard Total Bnd Mkt Idx Instl	Mutual fund	**	565,084
	Vanguard Total Int'l Stk InstlPl	Mutual fund	**	230,905
	Allspring Special INTL SM CP I	Mutual fund	**	191,288
*	Schwab S&P 500 Index Fund	Mutual fund	**	845,238
*	Novo Nordisk AS	Common stock	**	3,068,926
*	Schwab Ret Gvmnt Money Fund	Money market fund	**	115,151
*	Schwab U.S. Treasury Money Fund	Money market fund	**	502
	Allspring Core Bond II CIT E	Common collective trust	**	373,422
	Stephens Small Cap Growth CIT	Common collective trust	**	73,646
	TRP Blue Chip Growth Trust T4	Common collective trust	**	540,455
*	Schwab Managed Ret 2030 CL VI	Common collective trust	**	739,403
*	Schwab Managed Ret 2035 CL VI	Common collective trust	**	127,497
*	Schwab Managed Ret 2040 CL VI	Common collective trust	**	128,016
*	Schwab Managed Ret Income VI	Common collective trust	**	49,190
				$8,329,608

	* Party-in-interest, as defined by ERISA
	** Cost information not required for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Daniel Bohsen

Senior Vice President of Finance & Operations

Dated: June 26, 2025